UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization, pursuant to Article 12 of CVM Instruction No. 358/02, announces that it has received, on this date, correspondence from Goldentree Asset Management LP, with the following information:

“New York, New York — U.S.A., November 13, 2018

OIS.A. - In Judicial Reorganization

Rua Humberto de Campos, 425 - 8° floor

Leblon - Rio de Janeiro

RJ, Brazil - 22430-190

Attn.: Sr. Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Ref: Disclosure of significant ownership interest in OI S.A. — In Judicial Reorganization

Dear Sirs,

Goldentree Asset Management LP, investment advisor of Goldentree Asset Management Lux Sarl, enrolled in the Brazilian Legal Entities Taxpayers Registry (“CNPJ/MF”) under the No. 23.384.203/0001-24, and its related entities and individuals (“Goldentree”), in their capacity as discretionary investment management (administradora de carteiras) outside Brazil, in compliance with the Article 12 of the CVM Instruction No. 358, dated January 3, 2002, as amended (“CVM  Instruction  358”), hereby submits, respectfully, the attached information, given the fact that discretionary investment management clients outside Brazil under their administration have achieved ownership interest of 10.0% of all common shares issued by Oi S.A. - In Judicial Reorganization (“Company”), which corresponds to, currently, (i) 23,641,700 common shares; and (ii) 202,742,505 common shares in form of 40,548,501 American Depositary Shares; corresponding to a total of 226,384,205 common shares of the Company.

This is a minority investment that does not involve a change in the composition of corporate control or a specific change in the management structure of the Company other than within the rules of the approved judicial recovery plan and ongoing exercise of voting rights arising out of the shares held. Currently there is no specific percentage of shares that we intend to buy and we may carry out additional purchases. No other related entities of Goldentree hold any interest in the Company. Except for the Warrants, there are no other securities, including convertible debentures, already held, directly or indirectly, by Goldentree, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which Goldentree is a party.

Please do not hesitate to contact us should you need any further clarifications. For any matters relating to this letter, please contact Citibank Distribuidora de Títulos e Valores Mobiliários S.A. in Brazil, enrolled in the CNPJ/MF under No. 33.868.597/0001-40.

Please do not hesitate to contact us should you need any further clarifications.

Very truly yours,

Goldentree Asset Management LP

(and related entites/individuals/e entidades coligadas e pessoas vinculadas)

Peter Alderman

Vice President”

Rio de Janeiro, November 13, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer